03 DEC 30 AM 7:21

Ref: PGC/ltop/adr1203

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

18 December 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

03045419

SUPPL

Dear Sir

**Exemption number 82-5017**

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 4 December to 17 December together with copies thereof as appropriate. I am also enclosing a copy of a letter, which was issued to certain GUS shareholders on 28 November but was not reported in my letter of 4 December.

Yours faithfully

**PAUL COOPER**
ASSISTANT COMPANY SECRETARY



Enc.

dlw 1/7

**SCHEDULE OF DOCUMENTS ISSUED**
**4 DECEMBER 2003 TO 17 DECEMBER 2003**

| COMPANIES HOUSE FILINGS | | | |
|---|---|---|---|
| • | 16 December 2003 | - | Forms 88(2) re allotment of shares * |

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

EXEMPTION NO. 82-5017

GUS

November 2003 03 DEC 30 7:21

Dear Shareholder

**Summary Financial Statement and Corporate Social Responsibility Report**

For the past two years, GUS has provided a Summary Financial Statement (SFS) as an alternative to our full Annual Report.

In future, for as long as you are a shareholder, you will automatically receive an SFS each year instead of the full Annual Report, unless you exercise your right to request a copy of the latest full Annual Report (see below).

The SFS will contain summaries of the Group profit and loss account, Group balance sheet, directors' report and directors' remuneration report, which is information required by law. It will also contain the chairman's statement, the chief executive's review and a summary of the Group cash flow statement.

In addition, the SFS will include a statement by the auditors confirming whether the SFS is consistent with the full Annual Report for the year in question, whether it complies with Section 251 of the Companies Act 1985 and the other relevant regulations, and whether the auditors' report on the financial statements was qualified.

**The SFS will not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or Group as will be provided by the full Annual Report. If at any time you require this more detailed information, we will be pleased to send you, upon request to the Company Secretary, a copy of the latest full Annual Report, free of charge.**

If you wish to receive the full Annual Report of GUS for 2004 and each subsequent year, please follow the instructions on the reply-paid card below. You can also use this card to request future editions of our Corporate Social Responsibility (CSR) Report. The card must be returned to Lloyds TSB Registrars by no later than 31 March 2004.

Yours sincerely

David Morris

**David Morris**
Company Secretary

GUS plc
Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

Please tear along perforation

GUS

Please sign and date, ticking the boxes as appropriate:

☐ **Full Annual Report**
I wish to receive the full Annual Report of GUS plc, instead of a Summary Financial Statement, for 2004 and each subsequent year.

☐ **CSR Report**
I wish to receive future editions of the GUS Corporate Social Responsibility Report.

Signature __________

Date __________

This card must be returned to Lloyds TSB Registrars by no later than 31 March 2004.

Exemption No.
82 5017

03 DEC 31 7:21

GUS

Ref: PGC/klf

16 December 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Dear Sir

**ALLOTMENT OF SHARES**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

**Paul Cooper**
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83



Company Number: 146575

Company name in full: GUS plc

---

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.) | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 02 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 8,618 | 39,170 | 24,502 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share (including any share premium) | £5.8020 | £6.1270 | £6.5300 |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>85,329 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**igned** David Morris **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

lease give the name, address, lephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, Universal House, | |
| Devonshire House, Manchester, M60 1XA | |
| ESP-EXEC./HB/4491 | Tel: 0161 273 8282 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

:HFPO83



| | |
|---|---|
| :ompany Number | 146575 |
| :ompany name in full | GUS plc |
| | |

### ;hares allotted (including bonus shares):

)ate or period during which hares were allotted
*If shares were allotted on one date inter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 02 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| :lass of shares *ordinary or preference etc)* | Ordinary | | |
| Jumber allotted | 13,039 | | |
| Jominal value of each share | 25p | | |
| \mount (if any) paid or due on each ;hare *(including any share premium)* | £6.9020 | | |

***.ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**f the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be reated as paid up | | | |

| | |
|---|---|
| :onsideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly :tamped particulars on Form 88(3) if the :ontract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Ordinary | 85,329 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | TOTAL | 85,329 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** David Morris **Date** 16 December 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC /HB/4491 Tel: ~~0161~~ 273-8282

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

:HFPO83

**:ompany Number** 146575

**:ompany name in full** GUS plc

---

**;hares allotted (including bonus shares):**

)ate or period during which hares were allotted
*'f shares were allotted on one date nter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 08 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| :lass of shares *)rdinary or preference etc)* | Ordinary | | |
| lumber allotted | 11406 | | |
| lominal value of each share | 25p | | |
| ,mount (if any) paid or due on each hare *(including any share premium)* | 526.0p | | |

***,ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**: the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| ; that each share is to be eated as paid up | | | |

:onsideration for which ıe shares were allotted
*'his information must be supported by ıe duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>11,406 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>11,406 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** David Morris **Date** 16 December 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E4547 Tel: ~~0161 273 8282~~

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

**ompany Number** 146575

**ompany name in full** GUS plc

---

**hares allotted (including bonus shares):**

ate or period during which hares were allotted
*f shares were allotted on one date nter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 09 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| lass of shares *rdinary or preference etc)* | Ordinary | Ordinary | |
| umber allotted | 21863 | 40615 | |
| ominal value of each share | 25p | 25p | |
| mount (if any) paid or due on each hare *(including any share premium)* | 526.0p | 375.7p | |

***ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| that each share is to be eated as paid up | | | |

onsideration for which e shares were allotted
*his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>62,478 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>62,478 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** David Morris **Date** 16 December 2003

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC/4508 Tel: ~~0161 273 8282~~

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

**ompany Number** 146575

**ompany name in full** GUS plc

---

**hares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| ate or period during which nares were allotted *f shares were allotted on one date nter that date in the "from" box.)* | 10 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| lass of shares *ordinary or preference etc)* | Ordinary | | |
| lumber allotted | 144,740 | | |
| lominal value of each share | 25p | | |
| mount (if any) paid or due on each hare *(including any share premium)* | 469.2p | | |

***ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| 6 that each share is to be eated as paid up | | | |

| | |
|---|---|
| onsideration for which ie shares were allotted *This information must be supported by ie duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)* | |

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Vidacos Nominees Limited<br>Address 25 Molesworth Street Lewisham London<br>Part ID 30XMH Desig SSB1<br>UK Postcode S E 1 3 7 E X | Class of shares allotted<br>Ordinary | Number allotted<br>144,740 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>144,740 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** Zarina Mattis **Date** 16 December 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/4583 Tel: 0161 273 8282

1.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| Company Number | 146575 |
| Company name in full | GUS plc |
| | 1 of 1 |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 04 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 42,119 | 8,133 | 29 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 523p | 508p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name<br>Address **Please see attached list (1)**<br>UK Postcode | **Ordinary** | **32,011** |
| Name<br>Address **Please see attached list (2)**<br>UK Postcode | **Ordinary** | **18,270** |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 16

**Signed** David Morris **Date** 16 December 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA

Tel: ~~0161 273 8282~~ 0870 836 4064

DX number DX exchange